UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

EMS Technologies, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

26873N108
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON MMI Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,182,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,182,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON MMI Plus, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON MCM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,184,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,184,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,184,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON Clay B. Lifflander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

____________________
1 See Item 5.

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON Jerome J. Lande
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

____________________
1 See Item 5.

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON Theodore E. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

____________________
1 See Item 5.

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON Samme L. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

____________________
1 See Item 5.

CUSIP NO. 26873N108

1	NAME OF REPORTING PERSON Carroll R. Wetzel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

____________________
1 See Item 5.

CUSIP NO. 26873N108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), (ii) MMI Plus, L.P., a Delaware limited partnership (“MMI Plus”), (iii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments and MMI Plus (“MCM”), (iv) Clay B. Lifflander (“Mr. Lifflander”), (v) Jerome J. Lande (“Mr. Lande”), (vi) Theodore E. Martin (“Mr. Martin”), (vii) Samme L. Thompson (“Mr. Thompson”) and (viii) Carroll R. Wetzel, Jr. (“Mr. Wetzel”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Set forth on Schedule I, annexed to Amendment No. 3 to the Schedule 13D (“Schedule I”), is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

(b)           The principal business address of MMI Investments, MMI Plus, MCM, Mr. Lifflander and Mr. Lande is 1370 Avenue of the Americas, New York, New York 10019.

The principal business address of Mr. Martin is 6566 Highcroft Drive, Naples, FL 34119.  The principal business address of Mr. Thompson is c/o Telit Associates, Incorporated, 1430 North Astor Street, Unit 12BC, Chicago, IL 60610.  The principal business address of Mr. Wetzel is 1248 Greacen Point Road, Mamaroneck, NY 10543.

(c)           MMI Investments and MMI Plus are engaged primarily in the business of investing in publicly traded securities.  MCM is the sole general partner of MMI Investments and MMI Plus and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MCM.  The principal occupation of Mr. Lande is serving as a Partner of MCM.  The principal occupation of Mr. Thompson is serving as the President of Telit Associates, Incorporated, a strategy consulting and financial advisory firm that focuses on telecom and information technology.  Mr. Martin is retired and serves as a director of C. R. Bard Corporation, which is engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices, and as a director of Ingersoll-Rand plc, a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency.  Mr. Wetzel is retired and serves as a director of Exide Technologies, a global leader in stored electrical energy solutions, and one of the largest manufacturers and suppliers of lead-acid batteries for transportation and industrial applications in the world, and as a director of PHH Corporation, a leading outsource provider of mortgage and fleet management services.

(d)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

CUSIP NO. 26873N108

(f)           Each of Messrs. Lifflander, Lande, Martin, Thompson and Wetzel and, to each Reporting Person’s knowledge, each of the individuals identified on Schedule I, is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 1, 2011, MMI Investments delivered a letter to the Issuer (the “Nomination Letter”) nominating Jerome J. Lande, Theodore E. Martin, Samme L. Thompson and Carroll R. Wetzel, Jr. (the “Nominees”), and announcing its intention to solicit proxies, for their election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2011 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended to add the following:

(a), (b)   As of the date hereof, none of Messrs. Lande, Martin, Thompson or Wetzel directly owned any Shares.  Each of Messrs. Lande, Martin, Thompson and Wetzel, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares owned in the aggregate by the other Reporting Persons.  Each of Messrs. Lande, Martin, Thompson and Wetzel disclaims beneficial ownership of such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 1, 2011, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to jointly file statements on Schedule 13D with respect to the securities of the Issuer.  This agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 1, 2011, MMI Investments entered into an indemnification agreement with each of the Nominees pursuant to which it agreed to indemnify each of the Nominees from and against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting (the “Solicitation”) and any related matters.  A form of this indemnification agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 1, 2011, MMI Investments entered into a letter agreement with each of Messrs. Martin, Thompson and Wetzel pursuant to which it agreed to, among other things, pay all costs related to the Solicitation, pay each of Messrs. Martin, Thompson and Wetzel $50,000 in cash upon the submission of the Nomination Letter, and reimburse each of Messrs. Martin, Thompson and Wetzel for legal fees incurred by them in connection with the review of documents relating to their nomination in an amount not to exceed $5,000 each.  A form of this letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 26873N108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement, dated February 1, 2011.

99.2	Form of Indemnification Agreement, dated February 1, 2011.

99.3	Form of Letter Agreement, dated February 1, 2011.

CUSIP NO. 26873N108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2011

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MMI PLUS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

/s/ Clay B. Lifflander
CLAY B. LIFFLANDER

/s/ Jerome J. Lande
JEROME J. LANDE

CUSIP NO. 26873N108

/s/ Carroll R. Wetzel, Jr.
CARROLL R. WETZEL, JR.

/s/ Theodore E. Martin
THEODORE E. MARTIN

/s/ Samme L. Thompson
SAMME L. THOMPSON